UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1

Transcept Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

89354M106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 166,760 shares[2]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 166,760 shares[2]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,760 shares[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON PN

2 Accipiter Life Sciences Fund, LP (“ALSF”) previously beneficially owned 833,802 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in ALSF’s ownership of 166,760 shares of Novacea’s common stock.

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 174,876 shares[3]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 174,876 shares[3]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,876 shares[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON OO

3 Accipiter Life Sciences Fund (Offshore), Ltd. (“Offshore”) previously beneficially owned 874,384 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in Offshore’s ownership of 174,876 shares of Novacea’s common stock.

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,978 shares[4]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 32,978 shares[4]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,978 shares[4]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

4 Accipiter Life Sciences Fund II, LP (“ALSF II”) previously beneficially owned 164,892 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in ALSF II’s ownership of 32,978 shares of Novacea’s common stock.

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,444 shares[5]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 31,444 shares[5]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,444 shares[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON OO

5 Accipiter Life Sciences Fund II (Offshore), LP (“Offshore II”) previously beneficially owned 157,222 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in Offshore II’s ownership of 31,444 shares of Novacea’s common stock.

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,539 shares[6]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,539 shares[6]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539 shares[6]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON PN

6 Accipiter Life Sciences Fund II (QP), LP (“QP II”) previously beneficially owned 22,698 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in QP II’s ownership of 4,539 shares of Novacea’s common stock.

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 204,277 shares[7]
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 204,277 shares[7]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,277 shares[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON OO

7 Candens Capital, LLC (“Candens”) previously beneficially owned 1,021,392 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in Candens’s ownership of 204,277 shares of Novacea’s common stock.

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 174,876 shares[8]
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 174,876 shares[8]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,876 shares[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON OO

8 Accipiter Capital Management, LLC (“Management”) previously beneficially owned 874,384 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in Management’s ownership of 174,876 shares of Novacea’s common stock.

CUSIP NO. 89354M106

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 379,153 shares[9]
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 379,153 shares[9]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,153 shares[9]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON IN

9 Gabe Hoffman previously beneficially owned 1,895,776 shares of common stock of Novacea, Inc. (“Novacea”). On January 30, 2009, Novacea completed a merger (the “Merger”) with Transcept Pharmaceuticals, Inc., whereby Transcept Pharmaceuticals, Inc. became a wholly-owned subsidiary of Novacea. After completion of the Merger, Novacea was renamed Transcept Pharmaceuticals, Inc. Prior to the Merger, the common stock of Novacea split 1-for-5, resulting in Mr. Hoffman’s ownership of 379,153 shares of Novacea’s common stock.

CUSIP NO. 89354M106

Item 1(a).	Name of Issuer:

Transcept Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1003 W. Cutting Blvd., Suite #110
Point Richmond, California 94804

Item 2(a).	Name of Person Filing:

This statement is jointly filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALSF”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“Offshore”), Accipiter Life Sciences Fund II, LP, a Delaware limited partnership (“ALSF II”), Accipiter Life Sciences Fund II (Offshore), Ltd., a Cayman Islands Company, which is in voluntary liquidation (“Offshore II”), Accipiter Life Sciences Fund II (QP), LP, a Delaware limited partnership (“QP II”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens”) and Gabe Hoffman (each of ALSF, ALSF II, Offshore, Offshore II, QP II, Management, Candens and Mr. Hoffman is referred to herein as a “Reporting Person”).  Because Gabe Hoffman is the managing member of Candens (Gabe Hoffman and Candens are hereinafter referred to as the “Domestic Controlling Persons”), which in turn is the general partner of ALSF, ALSF II and QP II, and because Gabe Hoffman is the managing member of Management (Gabe Hoffman and Management are hereinafter referred to as the “Foreign Controlling Persons”), which in turn is the investment manager of Offshore, the Domestic Controlling Persons and Foreign Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by ALSF, ALSF II, Offshore and QP II.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of each Reporting Person filing this statement, other than Offshore II, is:

666 5th Avenue, 35th Floor
New York, New York 10103

The address of Offshore II is:

c/o Simon Whicker, Liquidator
KPMG
P.O. Box 493
Century Yard, Cricket Square
Grand Cayman KY1-106
Cayman Islands

CUSIP NO. 89354M106

Item 2(c).	Citizenship:

ALSF, ALSF II, QP II, Candens and Management are organized under the laws of the State of Delaware.  Offshore and Offshore II are organized under the laws of the Cayman Islands.  Gabe Hoffman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

89354M106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act;

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The percentages reported herein are calculated based on 13,100,000 shares of Common Stock, $0.001 par value per share, outstanding as of January 30, 2009, the approximate number of the Issuer’s outstanding shares following the merger of Novacea, Inc. and Transcept Pharmaceuticals, Inc. completed January 30, 2009 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 2, 2009.

CUSIP NO. 89354M106

See Cover Pages Items 5–11.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A to Schedule 13G dated December 13, 2007.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 89354M106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	/s/ Simon Whicker
Simon Whicker, Liquidator

ACCIPITER LIFE SCIENCES FUND II (QP), LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CUSIP NO. 89354M106

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN